Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

October 12, 2021

John Spitz Amit Pande Division of Corporation Finance Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Goldenstone Acquisition Limited

Amendment No. 2 to Registration Statement on Form S-1

Filed September 23, 2021

File No. 333-257209

Dear Mr. Spitz and Mr. Pandi:

On behalf of our client, Goldenstone Acquisition Limited, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated October 7, 2021 (the “Comment Letter”) regarding Amendment No. 2 (“Amendment No. 1”) to the Company’s Registration Statement on Form S-1. Concurrent herewith, we are filing Amendment No. 3 to the Company’s Registration Statement reflecting the responses set forth below (the “Amended Registration Statement”)

For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response. All page references in the response set forth below refer to the page numbers in Amendment No. 1.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. Refer to your response to comment 5.  Please describe the restrictions and limitations on your ability to settle amounts owed under VIE agreements if you acquire a company based in China.

RESPONSE: The Summary in the Amended Registration Statement has been revised in accordance with the Staff’s comment.

John Spitz Amit Pande October 12, 2021 Page 2

Risk Factors

Government Regulations relating to Cybersecurity, page 91

2. Refer to your response to comment 10.  Please expand your risk factor disclosure regarding greater oversight by the Cyberspace Administration of China to explicitly explain how this oversight could impact the process of searching for a target.

RESPONSE: The Risk Factor has been revised in the Amended Registration Statement in response to the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner